[Linklaters LLP Letter Head]

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR AND E-MAIL	June 30, 2017

Re:	QIWI plc.
Schedule TO-T filed June 16, 2017 by Otkritie Holding JSC and Otkritie Investments Cyprus Limited
SEC File No. 005-87446

Dear Mr. Duchovny:

On behalf of Otkritie Holding JSC and Otkritie Investments Cyprus Limited (collectively, the “Offerors”), we are writing in response to the comments of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the above-referenced filing contained in your comment letter dated June 23, 2017.

In addition to the responses below, the Offerors have filed today an amendment to the Schedule TO-T to address the Staff’s comments (the “Amendment No. 1”).

For the convenience of the Staff’s review, the comments contained in the Staff’s comment letter are set forth below and indicated in bold, followed by the Offerors’ response immediately thereafter. Capitalized terms used, but not otherwise defined, in this letter shall have the meanings ascribed to them in the Amendment No. 1.

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a multinational limited liability partnership registered in England and Wales with registered number OC326345 including solicitors of the Senior Courts of England and Wales, members of the New York and District of Columbia Bars and foreign legal consultants in New York. It is a law firm authorised and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com.

Please refer to www.linklaters.com/regulation for important information on Linklaters LLP’s regulatory position.

A3430707729 Jun 2017

Offer to Purchase

Procedures for Tendering Securities, page 13

1.          We note the disclosure indicating that you may reject tenders of shares if you or your counsel determines acceptance or payment for the shares may be unlawful. Please tell us supplementally, with a view toward revised disclosure, what circumstances may lead you or your counsel to reach such a determination.

In response to the Staff’s comment, the Offerors supplementally advise the Staff that they did not intend to exercise voluntary discretion over the acceptance of Securities. Rather, the Offerors inserted the above referenced language out of an abundance of caution to avoid unforeseen illegality. Therefore, the Offerors have revised the response to the first question on page 3 under the “Summary Term Sheet” of the Offer to Purchase as follows:

“The Offer is open to all holders of ADSs and to all holders of Class B Shares~~, except where the acceptance for payment of such Securities may, in the opinion of the Offerors, be unlawful~~. See “The Offer—Section 1—Terms of the Offer.”

In addition, the Offerors have revised the paragraph under “Determination of Validity” on page 16 of the Offer to Purchase as follows:

“We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Securities, and our determination will be final and binding (subject to the right of any party to seek judicial review in accordance with applicable law). We reserve the absolute right to reject any or all tenders of Securities that we determine not to be in proper form ~~or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful~~. We also reserve the absolute right to waive any defect or irregularity in any tender of Securities. No tender of Securities will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Offerors, the Receiving Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Form of Acceptance or Letter of Transmittal, as applicable, and the instructions thereto) will be final and binding (subject to the right of any party to seek judicial review in accordance with applicable law).”

Source and Amount of Funds, page 28

2.          We note disclosure indicating that you may seek external debt financing. Please confirm that if you do so prior to the expiration of the offer you will provide the disclosure called for by Item 7 of Schedule TO and Item 1007(d) of Regulation M-A and file any exhibits to your Schedule TO required by Item 1016(b) of Regulation M-A.

The Offerors hereby confirm that they are aware of their disclosure obligations under Item 7 of Schedule TO and Item 1007(d) of Regulation M-A and the exhibit requirements to the Schedule TO required by Item 1016(b) of Regulation M-A, and will provide such disclosure as required by the foregoing.

Conditions to the Offer, page 33

3.          We note you have defined the Minimum Condition by reference to both a number of shares and an approximate percentage that those shares, when added to your current holdings, would represent. Please revise your condition to make it more definite such that the condition is not within the bidders’ control, which may result in the offer being illusory.

In response to the Staff’s comment, the Offerors have revised the second full paragraph on page i of the Offer to Purchase as follows:

“The Offer is not subject to any financing condition; however, we are not obligated to purchase any Securities unless at least 20,286,207 Class B Shares~~, which, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 53.85% of the outstanding Securities (based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F),~~ are properly and timely tendered and not properly withdrawn before the Expiration Time. The Offer is also subject to various other conditions, and a summary of the principal terms of the offer, including such conditions, appears on pages (1) through (8).”

In addition, the Offerors have revised the disclosure under the heading “Securities Sought” on page 1 of the Offer to Purchase as follows:

“Up to 24,794,253 outstanding Class B Shares, including Class B Shares represented by American Depositary Shares (each American Depositary Share representing one Class B Share), having a nominal value of EUR 0.0005, of QIWI, but not less than 20,286,207 Class B Shares, including Class B Shares represented by ADSs.  For your information, the minimum and maximum number of Securities we seek to acquire in the Offer,  ~~which,~~ when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 53.85% and 63.85% of the outstanding Securities, respectively, based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F~~, but not less than 20,286,207 Class B Shares, including Class B Shares represented by ADSs which, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 53.85% of the outstanding Securities, in each case based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F~~.”

In addition, the Offerors have revised the response to the third question on page 3 under the “Summary Term Sheet” of the Offer to Purchase as follows:

“We will purchase up to 24,794,253 Class B Shares, including Class B Shares represented by ADSs, ~~which,~~ but not less than 20,286,207 Class B Shares, including Class B Shares represented by ADSs. For your information, the minimum and maximum number of Securities we seek to acquire in the Offer, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 53.85% and 63.85% of the outstanding Securities, respectively, based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F~~, but not less than 20,286,207 Class B Shares, including Class B Shares represented by ADSs, which, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 53.85% of the outstanding Securities, in each case based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F~~. See “The Offer—Section 1—Terms of the Offer.”

In addition, the Offerors have revised the response to the fourth question on page 3 under the “Summary Term Sheet” of the Offer to Purchase as follows:

“Yes. The Offer is conditioned on at least 20,286,207 Class B Shares, including Class B Shares represented by ADSs, being tendered~~, which, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 53.85% of the outstanding Securities (based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F)~~. See “The Offer—Section 1—Terms of the Offer.”

In addition, the Offerors have revised the response to the seventh question on page 3 under the “Summary Term Sheet” of the Offer to Purchase as follows:

“The Offer is conditioned upon there being properly and timely tendered in accordance with the terms of the Offer and not properly withdrawn, prior to the Expiration Time, at least 20,286,207 Class B Shares, including Class B Shares represented by ADSs (the “Minimum Condition”). For your information, 20,286,207 Class B Shares ~~which~~, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 53.85% of the outstanding Securities (based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F) ~~(the “Minimum Condition”)~~. See “Introduction” to this Offer to Purchase.”

In addition, the Offerors have revised the second paragraph of the “Introduction” on page 9 of the Offer to Purchase as follows:

 “The Offer is conditioned upon there being properly and timely tendered in accordance with the terms of the Offer and not properly withdrawn, prior to the Expiration Time (as defined below), a ~~number of~~ at least 20,286,207 Class B Shares, including Class B Shares represented by ADSs (the “Minimum Condition”)~~,~~. ~~Which~~ For your information, 20,286,207 Class B Shares, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 53.85% of the outstanding Securities (based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F) ~~(the “Minimum Condition”)~~.”

In addition, the Offerors have revised the fourth paragraph of the “Introduction” on page 9 of the Offer to Purchase as follows:

~~“Assuming no additional Securities are issued prior to the Expiration Time (as defined below), we anticipate that the~~The Minimum Condition ~~would~~ will be satisfied if ~~approximately~~ at least 20,286,207 Class B Shares, including Class B Shares represented by ADSs, are properly and timely tendered in the Offer and not properly withdrawn.”

In addition, the Offerors have amended the first paragraph under “Conditions to the Offer” on page 33 of the Offer to Purchase as follows:

“Notwithstanding any other provision of the Offer, the Offerors shall not be required to accept for payment or pay for any Securities pursuant to the Offer, if immediately prior to the acceptance time for payment the Minimum Condition is not satisfied. The Offer is conditioned upon there being properly and timely tendered in accordance with the terms of the Offer and not properly withdrawn, prior to the Expiration Time, ~~a number of~~ at least 20,286,207 Class B Shares, including Class B Shares represented by ADSs.~~, which~~ For your information, 20,286,207 Class B Shares, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 53.85% of the outstanding Securities (based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed in QIWI’s Form 20-F).”

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (212) 903-9292 or at scott.sonnenblick@linklaters.com.

Yours sincerely,

/s/ Scott I. Sonnenblick

Scott I. Sonnenblick

cc:	Alexander Tarabrin, Otkritie Holding JSC
Dmitry Dubenetskiy, Otkritie Holding JSC
Kristina Khakhulina, Otkritie Investments Cyprus Limited